                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*
                                          -


                    St. Landry Financial Corporation
________________________________________________________________________________
                            (Name of Issuer)


                 Common Stock, par value $.01 per Share
________________________________________________________________________________
                     (Title of Class of Securities)


                               790851109
________________________________________________________________________________
                             (CUSIP Number)

                     Jay D. Johnson (630) 655-3300
        6262 S. Route 83, Suite 303, Willowbrook, IL 60514-2985
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)

                            August 13, 1996
________________________________________________________________________________
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









SEC 1746 (12-91) Page 1 of 6

                                 SCHEDULE 13D

  CUSIP NO. 790851109                                      PAGE 2 OF 6 PAGES
            ---------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aqua Fund L.P.
      36-3868593
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,785
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,785
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,785
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.16%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 6

                                 SCHEDULE 13D

  CUSIP NO. 790851109                                      PAGE 3 OF 6 PAGES
            ---------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Capital, Inc.
      36-3868589
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             21,785
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          21,785
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.42%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 6

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This Schedule 13D filed August 23, 1996 by Aqua Fund L.P. ("Aqua Fund") and Lakeshore Capital, Inc. ("Lakeshore") relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of St. Landry Financial Corporation (the "Company"), with its principal executive offices located at 459 East Landry Street, Opelousas, Louisiana 70571 and amends that certain Schedule 13D filed April 14, 1995.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         No Amendment

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
         --------------------------------------------------

         No Amendment

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         No Amendment

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

      (a)         Number and Percentage
                  ---------------------

                  Aqua Fund beneficially owns 19,785 Shares representing 4.16% of the outstanding Shares. Lakeshore beneficially owns 2,000 Shares representing 0.42% of the outstanding Shares through its managed accounts.

      (b)         Power to Vote/Dispose of Shares
                  -------------------------------

                  Aqua Fund does not have the sole power to vote or the sole power to dispose of any Shares, rather Aqua Fund has the shared power to vote and the shared power to dispose of 19,785 Shares. Lakeshore does not have the sole power to vote or the sole power to dispose of any Shares through its managed accounts, rather Lakeshore has the shared power to vote and the shared power to dispose of 2,000 Shares.

      (c)         Sales in the Last 60 Days
                  -------------------------

                  The following table details the transactions in the Shares within the 60 day period prior to the date of filing this Schedule 13D.

                DATE OF         AMOUNT         PRICE
              TRANSACTION      OF SHARES     PER SHARE        SALE BY:
              -----------      ---------     ---------        --------
            August 13, 1996      7,715       $15.1875         Aqua Fund
            August 20, 1996      1,000       $14.7500         Aqua Fund
            August 13, 1996         37       $15.1875      Managed Account
            August 13, 1996      1,000       $15.1875      Managed Account
            August 13, 1996      1,500       $15.1875      Managed Account
            August 13, 1996      3,000       $15.1875      Managed Account

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ----------------------------

         No Amendment

SEC 1746 (12-91) Page 4 of 6

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         No Exhibits are required to be filed

ITEM 8.  AGREEMENT REGARDING JOINT FILING
         --------------------------------

         The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of St. Landry Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

























































SEC 1746 (12-91) Page 5 of 6

                               SIGNATURES
                               ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 1996





                               AQUA FUND L.P.

                               By: LAKESHORE CAPITAL, INC., as General Partner

                                                Jay D. Johnson
                                   By:________________________________________
                                      Jay D. Johnson, President




                               LAKESHORE CAPITAL, INC.

                                                Jay D. Johnson
                                   By:________________________________________
                                      Jay D. Johnson, President







































SEC 1746 (12-91) Page 6 of 6

                                APPENDIX


                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.  )*
                                          -


                    St. Landry Financial Corporation
________________________________________________________________________________
                            (Name of Issuer)


                 Common Stock, par value $.01 per Share
________________________________________________________________________________
                     (Title of Class of Securities)


                               790851109
________________________________________________________________________________
                             (CUSIP Number)

                     Jay D. Johnson (708) 655-3300
        6262 S. Route 83, Suite 303, Willowbrook, IL 60514-2985
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                            Communications)

                             April 5, 1995
________________________________________________________________________________
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1746 (12-91) Page 1 of 6

                                 SCHEDULE 13D

  CUSIP NO. 790851109                                      PAGE 2 OF 6 PAGES
            ---------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aqua Fund L.P.
      36-3868593
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             33,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          33,000
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      33,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.18%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 6

                                 SCHEDULE 13D

  CUSIP NO. 790851109                                      PAGE 3 OF 6 PAGES
            ---------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lakeshore Capital, Inc.
      36-3868589
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             33,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          33,000
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.00%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 6

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of St. Landry Financial Corporation (the "Company"), with its principal executive offices located at 459 East Landry Street, Opelousas, Louisiana 70571.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This Schedule 13D is being filed by the following reporting persons:

           (i)  Aqua Fund L.P. ("Aqua Fund"); and
          (ii)  Lakeshore Capital, Inc. ("Lakeshore")

         Lakeshore, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Aqua fund, a limited partnership organized under the laws of the State of Illinois. Aqua Fund is a private investment partnership engaged in the purchase and sale of securities for investment for its own account. Lakeshore is in the business of serving as the general partner of Aqua Fund and, in some cases, as an advisor with discretionary power for a limited number of clients with respect to their investments in securities (the "Managed Accounts"). Jay D. Johnson ("Johnson") is the sole stockholder and the only officer and director of Lakeshore. The business address of Lakeshore and Aqua Fund is 6262 South Route 83, Suite 303, Willowbrook, IL 60514.

         Aqua Fund and Lakeshore have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor was either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
         --------------------------------------------------

         As of April 5, 1995, Aqua Fund was the owner of record and the beneficial owner of 33,000 Shares. No Shares were owned of record by Lakeshore on behalf of the Managed Accounts. The source of funds used by Aqua Fund to purchase the Shares, which are not marginable, was Aqua Fund's working capital. Aqua Fund, from time to time, borrows funds through customary margin accounts with National Financial Services Corporation, Charles Schwab & Co., Inc., Bear Stearns Securities Corp. and The Chicago Corporation (the "margin lenders"), thus increasing its available working capital. Aqua Fund's obligations under the margin accounts are secured by the marginable equity securities owned by Aqua Fund. As noted above, however, because the Shares are not marginable, Aqua Fund utilized working capital to purchase the Shares. In addition, Lakeshore, from time to time, loans funds to Aqua Fund, thus increasing Aqua Fund's working capital.

         Lakeshore has no ownership interest in the funds or property of Aqua Fund, except for its interest as general partner of Aqua Fund. Johnson and his wife, Margaret M. Johnson ("Margaret"), have invested as limited partners in Aqua Fund.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         Aqua Fund acquired the Shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Company, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional Shares or dispose of Shares.

SEC 1746 (12-91) Page 4 of 6

         The reporting persons under this Schedule 13D have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. In the future, however, the reporting persons reserve the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

      (a)         Number and Percentage
                  ---------------------

                  Aqua Fund beneficially owns 33,000 Shares representing 7.18% of the outstanding Shares. Lakeshore does not beneficially own any Shares.

      (b)         Power to Vote/Dispose of Shares
                  -------------------------------

                  Aqua Fund does not have the sole power to vote or the sole power to dispose of any Shares, rather Aqua Fund has the shared power to vote and the shared power to dispose of 33,000 Shares.

                  Lakeshore (as the general partner of Aqua Fund) does not have the sole power to vote or the sole power to dispose of any Shares, rather Lakeshore has the shared power to vote and the shared power to dispose of 33,000 Shares.

      (c)         Purchases in the Last 60 Days
                  -----------------------------

                  The following table details the transactions by Aqua Fund in Shares within the 60 day period prior to the date of filing this
      Schedule 13D.

         DATE OF     AMOUNT      PRICE                 TYPE OF
      TRANSACTION  OF SHARES  PER SHARE              TRANSACTION
      -----------  ---------  ---------              -----------
        April 5     10,000       $8.00   Purchased from the Company in IPO
        April 5     12,500      $9.375   Purchased over-the-counter (pink sheet)
        April 5     10,500      $9.875   Purchased over-the-counter (pink sheet)

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ----------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         No Exhibits are required to be filed

OTHER.   AGREEMENT REGARDING JOINT FILING
         --------------------------------

         The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of St. Landry Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.


SEC 1746 (12-91) Page 5 of 6

                               SIGNATURES
                               ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 12, 1995





                               AQUA FUND L.P.

                               By: LAKESHORE CAPITAL, INC., as General Partner

                                                Jay D. Johnson
                                   By:________________________________________
                                      Jay D. Johnson, President




                               LAKESHORE CAPITAL, INC.

                                                Jay D. Johnson
                                   By:________________________________________
                                      Jay D. Johnson, President








































SEC 1746 (12-91) Page 6 of 6